Filed Pursuant to Rule 253(g)(2)
File No. 024-11317

1st stREIT OFFICE INC.

SUPPLEMENT NO. 3 DATED SEPTEMBER 20, 2023
TO THE OFFERING CIRCULAR DATED OCTOBER 19, 2022

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated October 19, 2022, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on October 19, 2022, as supplemented by the supplements dated December 14, 2022, March 20, 2023, and June 16, 2023 (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose:

•	September 2023 distribution
•	Establishment of purchase price as of October 1, 2023
•	Net asset value (“NAV”) as of June 30, 2023
•	Announcement of Board Member replacement

Declaration of Dividend

On September 20, 2023, the board of directors of the Company declared a regular quarterly cash dividend of $0.09 per share of common stock of the Company (“Common Stock”) for the period from July 1, 2023 to September 30, 2023. The dividend will be payable on October 10, 2023 to stockholders of record as of the close of business on September 25, 2023. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 5.1% on an annualized basis calculated at the current rate at the new purchase price of $7.01 per share of Common Stock described below (3.6% annualized dividend assuming a $10.00 per share of Common Stock purchase price).

Establishment of Purchase Price

Effective October 1, 2023, the purchase price per share of Common Stock will be $7.01 per share based on the NAV per share of the Company as of June 30, 2023 as calculated by the Company’s manager, SW Manager, LLC, (the “Manager”). This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after December 31, 2023, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of June 30, 2023

The Manager calculates the Company’s NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of June 30, 2023, NAV per share of Common Stock was $7.01. This NAV is effective until updated by the Company on December 31, 2023 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of June 30, 2023:

June 30, 2023 (1)
Assets
Real estate:
Land	$7,230,647
Buildings and improvements	63,069,353
Total real estate, net, at fair value	69,400,000

Cash	3,051,704
Restricted cash	1,698,543
Rents and other receivables, net	74,034
Other assets, net	19,836
Total assets	$75,144,117

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$39,781,708
Accounts payable, accrued and other liabilities	2,931,068
Unearned tenant rents	408,625
Security and investor deposits	412,759
Due to affiliate	139,457
Total liabilities	43,673,617

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 1,894,972 shares issued and outstanding at June 30, 2023	18,950
Additional paid-in capital	18,844,807
Cumulative distributions and net gain	(5,581,047)
Noncontrolling interests	18,187,790
Total stockholders' equity	31,470,500
Total liabilities and stockholders' equity	$75,144,117
Net asset value per share on 1,894,972 shares issued and outstanding at June 30, 2023(2)	$7.01

(1)	Unaudited consolidated balance sheet data as of June 30, 2023.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of June 30, 2023. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Manager on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Offering Circular, the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Manager is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an Offering Circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended June 30, 2023, and the four prior quarters thereof.

Date	NAV Per Share
June 30, 2022	$9.67
September 30, 2022	$9.23
December 31, 2022	$8.80
March 31, 2023	$7.01
June 30, 2023	$7.01

Replacement of Board Member

On September 20, 2023, Eliot Bencuya resigned as a director and Chief Investment Officer of the Company. Jeffrey Karsh will serve as Chief Executive Officer and Chief Investment Officer. The Company’s board of directors appointed Gregory Rollman to fill Mr. Bencuya’s remaining term.

Mr Rollman is the Managing Director, Acquisitions of Tryperion Holdings LLC, the Company’s Sponsor. His primary responsibilities include transaction sourcing and underwriting, as well as leading financings and closings. Prior to Tryperion, Mr. Rollman served as Vice President, Investments at CIM Group, where he was responsible for West Coast market coverage and originations across various investment strategies and all major asset classes. He previously was an investment banking analyst at Solomon Partners from 2011 to 2014. He holds a BS in Economics with a finance concentration from the Wharton School of the University of Pennsylvania.